EXHIBIT 1

                       [ANAREN MICROWAVE, INC. LETTERHEAD]

VIA EXPRESS MAIL
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September 19, 2002

Celeritek, Inc.
3236 Scott Boulevard
Santa Clara, California 95054
Attention: Mr. Tamer Husseini

Reference: Celeritek, Inc./Anaren Microwave, Inc.

Dear Tamer:

As I have previously communicated to you, we believe that a combination of Celeritek and Anaren would be to the advantage of both companies and their stockholders. In recent weeks, we have received many communications from Celeritek's stockholders indicating that they share this belief and expressing their desire that the companies move ahead with a transaction.

On behalf of Anaren's Board of Directors, I am submitting an acquisition proposal for consideration by the Board of Directors of Celeritek. Based on the limited information available in the public domain, Anaren is prepared to offer $8.75 per share in an all-cash business combination transaction to acquire all of the outstanding shares of Celeritek common stock. This offer is contingent upon successful completion of our due diligence review of Celeritek, which may result in an adjustment in our offer price, and the negotiation and execution of a definitive acquisition agreement. We believe we can reasonably accomplish our investigative due diligence within a two to three week time period. Anaren is willing to sign a customary confidentiality agreement in connection with its due diligence.

If Celeritek's Board is willing to consider this proposal, we must hear from you by no later than Tuesday, October 1, 2002.

This letter is an indication of interest and is not intended to be a binding offer of agreement. Anaren expressly reserves the right to take one or more of the actions enumerated in its Schedule 13D filed on July 11, 2002, as amended.

Sincerely,

/s/ Lawrence A. Sala
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Lawrence A. Sala
President and CEO